UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated May 9, 2006, regarding the acceptance of ABB’s offer by its convertible bondholders.

For your business and technology editors

Convertible bondholders accept ABB offer

Almost unanimous decision to convert $968-million 2007 bonds

Zurich, Switzerland, May 9, 2006 – ABB, the leading power and automation group, said today that approximately 98 percent of the holders of the company’s $968-million 4.625-percent convertible bonds due in 2007 have agreed to accept a cash payment to convert their bonds and receive ABB American Depositary Shares (ADSs).

In addition, ABB will today exercise its right under the terms of the bonds to call the remainder of the 2007 convertible debt, expected to result in full conversion.

The measure, launched on April 27 2006 and closed on May 4 2006, was taken to strengthen ABB’s equity base and further reduce debt.

“We are very pleased with the near-unanimous acceptance of this offer,” said Michel Demaré, ABB’s chief financial officer. “The move will significantly strengthen our balance sheet and marks another step forward in the execution of our financial strategy.”

The bond conversion is expected to result in the delivery of approximately 107 million ADSs and increase the number of issued ABB Ltd shares by around 5 percent.

The cash payment due to bondholders will be made on May 11, 2006.

Further pricing details and other information on the transaction is available at www.ABBbond.com.

Barclays Bank PLC, Deutsche Bank AG and HSBC Bank plc are acting as Dealer Managers of the offer. Acting as Co-Dealer Managers are Citigroup, Dresdner Bank AG and KBC Financial Products.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 105,000 people.

*   *   *

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich
Wolfram Eberhardt, Thomas Schmidt	Switzerland: Tel. +41 43 317 3808
Tel: +41 43 317 6568	Sweden: Tel. +46 21 325 719
Fax: +41 43 317 7958	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: May 9, 2006	By:	/s/ Hans Enhoerning
	Name:	Hans Enhoerning
	Title:	Group Vice President and
Assistant General Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel